FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83

BY DELPHI TECHNOLOGIES PLC

July 1, 2019

Via EDGAR

Melissa Gilmore

Claire Erlanger

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Delphi Technologies PLC
Form 10-K for the Year Ended December 31, 2018
Response dated May 23, 2019
File No. 001-38110

Dear Ms. Gilmore and Ms. Erlanger:

This letter from Delphi Technologies PLC (“Delphi Technologies” or the “Company”) is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 5, 2019, relating to the Company’s Form 10-K for the Year Ended December 31, 2018 (the “Form 10-K”).

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, with respect to portions of the response to Comment 2. Such response is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment.

In this letter, the Staff’s comments are set forth in bold below, followed in each case by the Company’s response. Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

Form 10-K for the Year Ended December 31, 2018

1.

We note from your response to our prior comment 1 that ICE and E&E products are major product groups within the Powertrain Systems operating segments. Please tell us why you have not disclosed disaggregated revenue further by these two major product groups in light of ASC 606-10-55-91 (c) and consideration of the guidance in ASC 606-10-55-90 (a) since you disclose this disaggregation in your earnings slides supporting your earnings calls.

Delphi Technologies PLC

July 1, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R § 200.83

BY DELPHI TECHNOLOGIES PLC

In determining the appropriate categories to use to disaggregate revenue for purposes of its disclosure, the Company started with the requirements of paragraph 606-10-50-5 of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Under ASC 606, the extent to which an entity’s revenue is disaggregated for the purposes of this disclosure depends on the facts and circumstances that pertain to the entity’s contracts with customers.

The Company considered the examples that might be appropriate for disaggregation, as set forth in ASC 606-10-55-91, which include the following:

a.	Type of good or service (for example, major product lines)

b.	Geographical region (for example, country or region)

c.	Market or type of customer (for example, government and nongovernment customers)

d.	Type of contract (for example, fixed-price and time-and-materials contracts)

e.	Contract duration (for example, short-term and long-term contracts)

f.	Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

g.	Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries).

The Company considered the Staff’s comment with respect to ASC 606-10-55-90 (a), however, the Company does not disaggregate revenue by market or products in absolute terms in its investor earnings presentations. Rather, when appropriate, the Company includes limited additional information regarding underlying performance trends impacting the business (for example, relative growth rates in various markets or products) in order to provide additional context to investors on the results of operations.

Considering all of this, the Company concluded that the disclosure for major sources of revenue that would be most meaningful to the users of the Company’s financial statements and best meet the disclosure requirements under ASC 606 would be:

•	Geographical region (ASC 606-10-55-91(b))

•	Type of good (ASC 606-10-55-91(a))

•	Sales channel (ASC 606-10-55-91(g))

•	Type of customer (ASC 606-10-55-91(c))

As a result, in Note 14. Revenue of the Form 10-K, the Company disaggregated revenue by: primary geographical regions; major product groups within the Powertrain Systems segment; and sales channels within the Aftermarket segment. In Note 22. Segment Reporting of the Form 10-K, the Company further disaggregated revenue by type of customer, as the Powertrain Systems segment serves original equipment manufacturers (“OEMs”), which are the customers for the major product groups of ICE and E&E, and the Aftermarket segment serves independent aftermarket customers (“IAM”) and original equipment service customers (“OES”).

Sales by type of customer are also disaggregated in Note 14 to the Form 10-K (i.e., in the “Internal Combustion Engine Products” and “Electronics & Electrification” line items which represent sales to OEM

Delphi Technologies PLC

July 1, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R § 200.83

BY DELPHI TECHNOLOGIES PLC

customers). In future filings, the Company will make this disaggregation by type of customer more explicit by including a sub-total for sales to OEMs. The Company believes the disclosed disaggregation of revenues, in Note 14 and Note 22 of the Company’s Form 10-K, depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Therefore, the Company believes it has met its disclosure objectives in ASC 606-10-50-5.

2.	We note from your response to our prior comment 1 that you believe that the Powertrain Systems and Aftermarket segments are your only operating segments. Please provide us the following information:

As discussed further below, the Company’s chief operating decision maker (“CODM”) joined the Company in January 2019. During the first half of 2019, the CODM has been evaluating the Company’s business and operations and building his executive management team. The Company anticipates that the CODM will complete his initial evaluation of the Company’s business and operations, and the building of his executive management team, in the near term. [***]

•

Tell us the title and role of each individual who reports directly to the CODM. As part of your response, please tell us if there is an individual responsible for segments/units/divisions under the Powertrain or Aftermarket segments. If so, describe their role and who they report to;

The Company’s chief executive officer (“CEO”), Richard F. Dauch, is the Company’s CODM because he is the person within the organization responsible for allocating resources and assessing the performance of the organization’s operations. Mr. Dauch has served as CEO and CODM since succeeding Hari N. Nair on January 7, 2019. Mr. Nair, in turn, served as interim-CEO and CODM, from October 1, 2018 until Mr. Dauch’s appointment. Prior to Mr. Nair, Liam M. Butterworth served as CEO and CODM from December 4, 2017 until October 1, 2018.

During the first half of 2019, the Company’s organizational structure under Mr. Dauch remained largely unchanged from the organizational structure that was in place under Messrs. Nair and Butterworth. Except as otherwise noted below, the following positions report directly to the CODM (and also reported directly to the CODM as of December 31, 2018 and March 31, 2019):

[***]

•	Describe the basis for determining the compensation for each of the individuals that report to the CODM;

The Compensation and Human Resources Committee (the “CHRC”) of the Company’s Board of Directors (the “Board”) is responsible for overseeing the Company’s overall executive compensation philosophy and structure, policies and programs, annually reviewing and approving the compensation of the Company’s officers (other than the CEO), and establishing and overseeing the executive compensation and executive benefit programs for the Company. The full board of directors approves the CEO’s compensation following a review by the CHRC. The CHRC utilizes a combination of fixed and variable pay elements in order to achieve the Company’s objectives to support the overall business strategy and results to drive long-term shareholder value, along with emphasizing a pay-for-performance culture by linking incentive compensation to defined short- and long-term performance goals. In line with this

Delphi Technologies PLC

July 1, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R § 200.83

BY DELPHI TECHNOLOGIES PLC

philosophy, the Company annually provides the following primary elements of compensation to the CODM and his direct reports:

•	Base salary;

•	Annual incentive award;

•	Long-term incentive award; and

•	Other compensation, such as retirement plans and other benefits commensurate with those provided to similarly situated non-officer employees.

Annual incentive award

The annual incentive plan is designed to motivate employees to drive earnings, cash flow and profitable growth by measuring performance against goals at the Corporate and relevant segment levels. For 2018, the CHRC established the following performance metrics and weightings for the Annual Incentive Plan:

Weighting (%) Performance Metrics(1)	Corporate Executives	Segment Executives
	100% Corporate	50% Segment	50% Corporate
Adjusted Net Income (Corporate) or Operating Income (Segment)	50%	50%	50%
Cash Flow Before Financing (Corporate) or Simplified Operating Cash Flow (Segment)	40%	40%	40%
Bookings/Revenue	10%	10%	10%

(1)	For detail regarding the calculation of each metric, refer to the Company’s Proxy Statement on Schedule 14A for the Company’s annual meeting of shareholders on April 25, 2019.

For 2019, the CHRC established the following performance metrics and weightings for the Annual Incentive Plan:

Weighting (%) Performance Metrics	Corporate Executives	Segment Executives
	100% Corporate	50% Segment	50% Corporate
Adjusted Net Income (Corporate) or Operating Income (Segment)	50%	50%	50%
Cash Flow Before Financing (Corporate) or Simplified Operating Cash Flow (Segment)	50%	50%	50%

In 2018 and 2019, the annual incentive award payout to the functional leads noted above is determined 100% based on the Corporate metrics, while the annual incentive award payout for the product general managers is determined 50% based on Segment metrics and 50% based on Corporate metrics. [***]

Delphi Technologies PLC

July 1, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R § 200.83

BY DELPHI TECHNOLOGIES PLC

Long-term incentive award

The long-term incentive plan is designed to reward performance on long-term strategic metrics and to attract, retain and motivate participants. Annual equity awards include both time-based and performance-based restricted stock units (“RSUs”). The time-based RSUs vest ratably over three years beginning on the first anniversary of the grant date. The performance-based RSUs for the CODM and his direct reports are settled after the results of a three-year performance period are determined. The performance metrics for the long-term incentive award are all based on consolidated Company performance.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

On an annual basis, the Company develops a budget business plan for a three-year period (the “Budget”). The Budget is an iterative process and includes multiple reviews with various members of management (including the CODM) and the Board. The Budget is initially developed at an individual plant and/or site level and is consolidated at an operating segment level. Various discussions are held by the product general managers, the Chief Financial Officer (“CFO”) and the CODM to evaluate the Budget and ensure alignment with the overall strategy and objectives of the Company. The final budgeted figures, including revenues, engineering expenses, selling, general and administrative expenses, capital expenditures, adjusted operating income, and operating cash flow are determined by operating segment.

The Powertrain Systems and Aftermarket segment budgets are then submitted to the corporate team for overall consolidation. The consolidated Delphi Technologies Budget information is then reviewed with the CODM and CFO, to determine if any additional revisions are needed before ultimate presentation to the Board.

The Budget presented to the Board is primarily focused on the consolidated Delphi Technologies level, as numerous budget/key financial metrics are provided at that level. The Budget presentation may include some supplemental data, for example adjusted revenue growth and adjusted operating income, provided by operating segment, geography or product group, but it does not include discrete details at these levels for the numerous budget/key financial metrics provided at the consolidated Delphi Technologies level.

•

Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;

Our CODM holds weekly meetings with the Chief Financial Officer to discuss corporate priorities and initiatives, and to discuss potential strategic and commercial transactions. On a monthly basis, the CFO reviews with the CODM the financial results of the Company as compared to prior year, forecast and budget; capital and resource allocation; and debt and capital management activities. Our CODM meets with his other direct reports on an ad hoc basis, at least monthly. Those meetings typically revolve around administrative and operational topics and, as such, there is no routine discussion or review of financial information at these meetings. In addition, our CODM meets with his direct reports collectively on a monthly basis. These meetings are general staff meetings that are used to discuss initiatives and general updates pertaining to the Company as a whole.

Delphi Technologies PLC

July 1, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R § 200.83

BY DELPHI TECHNOLOGIES PLC

•

Describe in detail the information regularly provided to the CODM and how frequently it is prepared. In this regard, we note from your response that the monthly internal reporting package includes limited revenue and profitability measures for ICE and E&E. Please expand on the nature of all information provided, as well as tell us how the CODM uses, or plans to use this information in the future, given that it is a newly appointed CODM. Also, please provide us the profit margins for ICE and E&E for the quarter ended March 31, 2019, as well as the years ended December 31, 2018, 2017 and 2016;

The monthly internal reporting package is focused primarily on the consolidated enterprise and on the Powertrain Systems and Aftermarket segments, with more limited information, as described below, on the Company’s major product groups. Although the monthly internal reporting package is used by our CODM for evaluating performance of operating segments and making resource allocation decisions, the package is generated for a number of people and used for a variety of purposes (including to analyze and understand underlying commercial and financial trends, to help improve operational performance, and to evaluate performance against budget). The nature of the financial information included in the monthly internal reporting package is as follows (and is largely unchanged from December 31, 2018):

•	Consolidated Delphi Technologies
o	Revenue, adjusted operating income, operating cash flows and cash flow before financing
o	Consolidated income statements and cash flow statements for the quarter and year to date
o	Consolidated balance sheet for each of the past 12 months

•	Operating Segments and Headquarters/Eliminations
o	Revenue, adjusted operating income, a simplified operating cash flow metric and working capital
o	Powertrain Systems and Aftermarket monthly income statements

•	Major Product Group (ICE and E&E)
o	Revenue and adjusted operating income

[***]

In addition, on an ad hoc basis, the CODM attends Business Review (“BR”) meetings. At these meetings, the CFO and various executives (including individuals who do not report to the CODM) review operational and financial metrics. The financial information reviewed during the BR includes key metrics (including revenue, bookings, adjusted operating income) for the major product groups of the Powertrain Systems segment. While financial information is reviewed during the BR, the meetings are designed to provide the executives charged with the day-to-day operations of the business with a comprehensive platform for reviewing operational and commercial matters.

Finally, from time to time, the CODM receives supplemental information for areas of particular focus for the Company, as they arise. This supplemental data could include, among other things, information related to the separation of processes and systems from the Company’s former parent or launch or other operational issues at particular plants or with respect to certain product lines.

With respect to profit margins for ICE and E&E, as described in Note 20. Segment Reporting of the Form 10-K, the Company evaluates segment performance on an adjusted operating income basis (as defined in the Form 10-K). The CODM utilizes adjusted operating income as the key performance measure of segment income or loss to evaluate segment performance, and for planning and forecasting purposes to allocate resources to the segments, as he believes this measure is most reflective of the operational profitability or loss of the Company’s operating segments.

Delphi Technologies PLC

July 1, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R § 200.83

BY DELPHI TECHNOLOGIES PLC

[***]

•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared; and

On a quarterly basis, the Company’s CFO presents a financial update to the Board. The presentation is primarily focused on the consolidated Delphi Technologies level. The presentation may, on occasion, include some supplemental data by operating segment, region or product group, as it relates to areas of focus. Historically, we have not provided financial information regularly to the Board about ICE and E&E. [***]

The Company provides a financial results package to the Finance Committee of the Board on a quarterly basis. In that package, the Company provides highlights of key metrics, the financial outlook of the Company, as well as full income statement and cash flow information. The focus of the information provided is at the consolidated Delphi Technologies level, including comparisons of budget to actuals and year-over-year comparisons. In addition to the consolidated Delphi Technologies information, sales and operating income measures are presented on a segment and regional basis. There is no financial information regularly provided to the Finance Committee of the Board about ICE and E&E.

Additionally, the Company provides materials to the Audit Committee of the Board on a quarterly basis. In addition to the earnings release for the quarter, which is focused on consolidated Delphi Technologies and operating segment results, the materials include a presentation. The financial information in the Audit Committee presentation includes the consolidated Delphi Technologies financial statements and variance analysis. There is no financial information regularly provided to the Audit Committee of the Board about ICE and E&E.

As noted above, from time to time the Company’s CODM receives supplemental information for areas of particular focus for the Company. Depending upon the sensitivity of these matters, the CODM may choose to present similar supplemental information to the Board. For example, the CODM provides updates to the Board on the status of the Company’s separation from its former parent company. This information, and the supplemental matters addressed with the Board, necessarily changes over time. As focus areas are resolved or otherwise managed, or as new matters arise, the information conveyed to the Board changes.

•	Please identify for us the reporting units used for your goodwill impairment test.

As of December 31, 2018, the Company reported a goodwill balance of $7 million. As disclosed in Note 2. Significant Accounting Policies of the Form 10-K, the Company tests goodwill for impairment annually in the fourth quarter, or more frequently when indications of potential impairment exist. The Company tests for goodwill impairment at the reporting unit level. The entire goodwill balance was attributable to the Aftermarket segment, which is also the reporting unit used for goodwill impairment testing.

Delphi Technologies PLC

July 1, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R § 200.83

BY DELPHI TECHNOLOGIES PLC

[***]

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please feel free to contact me at 44-203-057-4222.

Sincerely,

/s/ Vivid Sehgal
Vivid Sehgal
Chief Financial Officer Delphi Technologies PLC

cc:	Richard F. Dauch
Jeffrey M. Sesplankis